[Letterhead of Stoneridge, Inc.]

September 28, 2010

BY EDGAR (CORRESPONDENCE)
Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
CF / AD5
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Stoneridge, Inc. File Number: 001-13337 Form 10-K for the year ended December 31, 2009

Dear Mr. Webb:

We refer to the comment letter, dated September 21, 2010, from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the fiscal year ended December 31, 2009 of Stoneridge, Inc. (the “Company”) filed with the Commission on March 16, 2010 (the “Form 10-K”).

For ease of reference, the Company has set forth below, in italics, the text of the Staff’s comment prior to the Company’s response.

Form 10-K

Signatures, page 79

1.
We note that your principal financial and accounting officer has signed your Form 10-K on your behalf.  Please confirm that in future filings he will also sign in his capacity as your principal financial and accounting officer.

Response:

The Company’s principal financial and accounting officer will also sign in his capacity as the Company’s principal financial and accounting officer, pursuant to the requirements of the Securities Act of 1934, beginning with the Company’s Form 10-K filing for the year ended December 31, 2010.

* * * * *
The Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	the Staff comments or changes to disclosure in response to Staff comments on the Form 10-K do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at 330-856-2443.

Sincerely,

/s/ George E. Strickler
George E. Strickler
Executive Vice President and
Chief Financial Officer and Treasurer

cc:  Robert M. Loesch, Baker & Hostetler LLP